

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2014

<u>Via E-mail</u>
Sandesh Mahatme
Senior Vice President and
Chief Financial Officer
Sarepta Therapeutics, Inc.
215 First Street Suite 7
Cambridge, MA 02142

     **Re:    Sarepta Therapeutics, Inc.**
           **Form 10-K for the Fiscal Year Ended December 31, 2012**
           **Filed March 15, 2013**
           **Form 10-Q for the Quarterly Period Ended June 30, 3013**
           **Filed August 8, 2013**
           **Response dated January 6, 2014**
           **File No. 001-14895**

Dear Mr. Mahatme:

     We completed our review of your filing on March 24, 2014.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any *action* with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                         Sincerely,

                                         /s/ *Daniel Greenspan for*

                                       Jeffrey P. Riedler
                                       Assistant Director